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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE TO
                                (Rule 14d-100)
                Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934

                             -------------------

                               LANDS' END, INC.
                      (Name of Subject Company (Issuer))

                           INLET ACQUISITION CORP.
                         a wholly owned subsidiary of
                            SEARS, ROEBUCK AND CO.
                     (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                             -------------------

                                  515086106
                    (CUSIP Number of Class of Securities)


                              Anastasia D. Kelly
                  Senior Vice President and General Counsel
                            Sears, Roebuck and Co.
                              3333 Beverly Road
                       Hoffman Estates, Illinois 60179
                          Telephone : (847) 286-2500

                    (Name, address and telephone number of
                     person authorized to receive notices
               and communications on behalf of filing persons)

                               With a copy to:
                             Gary P. Cullen, Esq.
               Skadden, Arps, Slate, Meagher & Flom (Illinois)
                            333 West Wacker Drive
                           Chicago, Illinois 60606
                          Telephone: (312) 407-0700


[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
     Amount Previously Paid:     $____________      Filing party:     __________
     Form or Registration No.:    ____________      Date Filed:       __________
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [_] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

Item 12.   Exhibits

(a)(5)(A)    Press Release issued by Sears, Roebuck and Co. on  May 13, 2002 *
(a)(5)(B)    Key Messages for Sears Corporate Strategic Leadership Team *
(a)(5)(C) Letter to Sears Associates, dated May 13, 2002, from Alan J. Lacy posted on the Sears Intranet *
(a)(5)(D)    Slides used in Conference Call held on May 13, 2002 *
(a)(5)(E)    Transcript of Conference Call held on May 13, 2002

* Incorporated by reference to the Schedule TO-C filed by Sears, Roebuck and Co. on May 13, 2002.

                                EXHIBIT INDEX

Exhibit      Exhibit Name
-------      ------------

(a)(5)(A)    Press Release issued by Sears, Roebuck and Co. on  May 13, 2002 *
(a)(5)(B)    Key Messages for Sears Corporate Strategic Leadership Team *
(a)(5)(C) Letter to Sears Associates, dated May 13, 2002, from Alan J. Lacy posted on the Sears Intranet *
(a)(5)(D)    Slides used in Conference Call held on May 13, 2002 *
(a)(5)(E)    Transcript of Conference Call held on May 13, 2002


* Incorporated by reference to the Schedule TO-C filed by Sears, Roebuck and Co. on May 13, 2002.